SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                              _______________________

                                  Schedule 14D-1
                              Tender Offer Statement
                                (Amendment No. 46*)
                                    Pursuant to
              Section 14(d)(1) of the Securities Exchange Act of 1934

                              _______________________


                                  ITT CORPORATION
                             (Name of Subject Company)


                             HILTON HOTELS CORPORATION
                                  HLT CORPORATION
                                     (Bidders)


                            COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)

                                     450912100
                       (CUSIP Number of Class of Securities)


                                  MATTHEW J. HART
               EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             HILTON HOTELS CORPORATION
                              9336 CIVIC CENTER DRIVE
                         BEVERLY HILLS, CALIFORNIA  90210
                                  (310) 278-4321
                   (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidders)




                                  With a copy to:

                                STEVEN A. ROSENBLUM
                          WACHTELL, LIPTON, ROSEN & KATZ
                                51 WEST 52ND STREET
                             NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000
                           ____________________________

      *Constituting the final amendment to Schedule 14D-1.







                   This Statement constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 31, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by HLT Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Parent"), to purchase (i) 65,000,000 shares of Common Stock, no par value (the "Common Stock") of ITT Corporation, a Nevada corporation (the "Company"), and (ii) unless and until validly redeemed by the Board of Directors of the Company, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") as-sociated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $80 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.


         ITEM 10.  ADDITIONAL INFORMATION

                   On November 13, 1997, Parent and the Purchaser terminated and withdrew the Offer in accordance with the terms of the Offer to Purchase, without purchasing any Shares.
         Parent and the Purchaser have also instructed the Depositary to return all Shares tendered pursuant to the Offer to Purchase to the tendering stockholders. The full text of a press release dated November 13, 1997, issued by Parent with respect to the termination and withdrawal of the Offer is filed herewith as Exhibit (a)(49) and is incorporated herein by reference.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(49)   Press Release of Parent, dated November 13, 1997.







                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  November 13, 1997



                                       HILTON HOTELS CORPORATION



                                       By:    /s/ Matthew J. Hart
                                       Name:   Matthew J. Hart
                                       Title:  Executive Vice President
                                               and Chief Financial Officer








































                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  November 13, 1997



                                       HLT CORPORATION



                                       By:    /s/ Arthur M. Goldberg
                                       Name:   Arthur M. Goldberg
                                       Title:  President









































                                  Exhibit Index

         Exhibit             Description

         (a)(49)   Press Release of Parent, dated November 13, 1997.